Itaú

Itaú Unibanco's profit totals R$8.4 billion in the first quarter of 2023

This result is 14.6% higher than in the same period from the previous year, reflecting consistency in the bank's management

São Paulo, May 8 - In the first quarter of 2023, Itaú Unibanco's recurring managerial result totaled R$8.4 billion, up 14.6% year-on-year with an annualized recurring managerial return on average equity of 20.7%. Among the factors that most influenced the results are the increase in banking service fees and revenue from insurance operations and the growth of the financial margin with clients, driven by the positive effect of the increase in loan portfolio associated with the gradual change in the mix to loans.

In R$ million (except where otherwise indicated)	1Q23	1Q22	%	4Q22	%
Recurring Managerial Result	8,435	7,361	14.6%	7,668	10.0%
Annualized Recurring Managerial Return on Average Equity	20.7%	20.4%	30 bps	19.3%	140 bps
Total Adjusted Loan Portfolio[1]	1,152,970	1,032,240	11.7%	1,141,452	1.0%
90-day NPL ratio - Total	2.9%	2.6%	30 bps	2.9%	0 bps

"Our performance in this first quarter reflects the trajectory of consistency and soundness that has been built over the past few years. Behind these figures is our cultural and digital transformation, supported by the daily exercise of listening to our clients to anticipate their needs and exceed their expectations. Today, we are an agile, diverse and innovative bank, but one that does not do without the discipline and excellence in risk management that has always characterized our operation."

Milton Maluhy Filho
Presidente do Itaú Unibanco

Cost of credit totaled R$9.1 billion in the first quarter of 2023, up 30.4% when compared to the same quarter of the previous year. This increase was mainly due to increased expenses with the allowance for loan losses in the Retail Business segment in Brazil arising from increased origination in consumer credit and unsecured credit products.

The total credit portfolio[1] grew 11.7% in relation to the first quarter of 2022, reaching R$1,153.0 billion in March 2023. In the individuals portfolio, we draw attention to the increases of 11.4% in credit card, 24.2% in personal loans, 21.3% in mortgage loans, a market in which we have been very active and launching new functionalities to better serve the client, despite the backdrop of the higher benchmark interest rate, and 17.1% in payroll loans, in relation to the same period of 2022.

Banking service fees and revenue from insurance operations grew 6.7% in the first quarter of 2023 from the same period of 2022, driven by the increase in cards transaction volume, from both issuance and acquiring services, in addition to the increase in the asset management revenue and to the increase in the production of consortiums. Additionally, the increase in earned premiums contributed to the growth of 10.9% of result from insurance operations in the same period.

[1] Includes financial guarantees provided and private securities.

Non-interest expenses reached R$13.8 billion in the first quarter of 2023, with an increase of 7.7% from the same period of the previous quarter, whereas inflation in the quarter was 4.7%. The increase of personnel expenses resulted from the effects of the negotiation of the collective wage agreement and the increase in the number of employees in the period. Administrative expenses were also higher. In this sense, in the first quarter of 2023 efficiency ratio was 39.8%, a drop of 2.0 percentage points from the same period of the previous year, reaching the lowest level of the historical series.

> "This quarter we, once again, delivered robust results, with ROE reaching 20.7%. The stability of the nonperforming ratio over 90 days overdue (NPL over 90 days) remained at 2.9%, in a loan portfolio of R$1.2 trillion, demonstrating our quality in risk management. In addition, the effectiveness of our cost management and efficiency program led us to the lowest efficiency ratio in our history of 39.8%."
>
> **Alexsandro Broedel**
> **CFO do Itaú Unibanco**

Digital means to attract and serve the bank's clients continues to grow in importance. The search for efficiency and greater demand for services via digital channels led to an increase of 31.7% in the digital branches in Brazil. Committed to accelerating the digital transformation process, Itaú Unibanco contracted more people for the Technology Department, which increased the number of employees by 0.9% from the same period of the previous year.

As part of its transparency and communication policy with the market and society, Itaú Unibanco disclosed the new edition of the Annual Integrated Report, together with the ESG Report and the ESG Indicators Spreadsheet. These reports offer a complete view of the business, with relevant information for different profiles of stakeholders, including the media. The reports were developed taking into consideration the period from January 1 to December 31, 2022. The documents can be seen at: https://www.itau.com.br/relacoes-com-investidores/relatorio-anual/2022/en/.

Further information on Itaú Unibanco earnings is available on Itaú Unibanco's Investor Relations website: www.itau.com.br/investor-relations.

Corporate Communication – Itaú Unibanco
imprensa@itau-unibanco.com.br